# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INNO HOLDINGS INC., CIK 0001961847
CUSIP: 4576JP208
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 26C, North Block, Junhui Building, Tianhe District, Guangzhou, Guangdong, China (F4), 77423
Date of event which requires filing of this statement: 11/13/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002049079

## Reporting persons
- Longlong Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 208,334; shared voting power 0; sole dispositive power 208,334; shared dispositive power 0; aggregate amount beneficially owned 208,334 (6.8% of the class)

## Item 1. Issuer
Name of issuer: INNO HOLDINGS INC.
Address of issuer's principal executive offices: 26C, North Block, Junhui Building, Tianhe District, Guangzhou, Guangdong, CHINA, 77423.

## Item 2. Person Filing
Name of person filing: Longlong Chen
Address of principal business office or, if none, residence: 26C, North Block, Junhui Building, Tianhe District, Guangzhou, Guangdong, China.
Citizenship: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Row 9 on the cover page.
Percent of class: See response to Row 11 on the cover page.
Sole power to vote or to direct the vote: See response to Row 5 on the cover page.
Shared power to vote or to direct the vote: See response to Row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Longlong Chen: /s/ Longlong Chen, Longlong Chen/Individual (12/17/2024)